冠軍科技集團
CHAMPION TECHNOLOGY

04 APR 12 AM 7:21

29 March 2004

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

04024269

SUPPL

Re: Champion's File#82-3442

The enclosed announcements of Champion Technology Holdings Limited, whose shares were traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

PROCESSED
APR 15 2004
THOMSON FINANCIAL

fr Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

dlw 4/14

CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, No. 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 圖文傳真 (852) 2558 3333

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

2003/2004 INTERIM RESULTS ANNOUNCEMENT

HALF YEAR HIGHLIGHTS *(Six months ended 31 December 2003)*

- Net profit of HK$148 million, up 39%
- Net cash position with low gearing
- Interim dividend of HK1.6 cents per share

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2003 (the "Interim Accounts") together with comparative figures for the corresponding period last year are as follows:

	NOTES	Six months ended 31 December 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Turnover	3	**973,683**	937,230
Direct operating expenses		**(551,165)**	(468,909)
Gross profit		**422,518**	468,321
Other operating income		**10,616**	8,776
Distribution costs		**(50,941)**	(25,883)
General and administrative expenses		**(78,138)**	(69,156)
Depreciation and amortisation	4	**(117,208)**	(241,400)
Research and development		**(3,478)**	(4,504)
Profit from operations		**183,369**	136,154
Gain on disposal of subsidiaries		**50**	–
Finance costs		**(11,189)**	(14,279)
Profit before taxation		**172,230**	121,875
Taxation	5	**(468)**	(754)
Profit before minority interests		**171,762**	121,121
Minority interests		**(23,787)**	(14,468)
Net profit for the period		**147,975**	106,653
Dividends		**15,456**	10,089
Earnings per share	6		
– Basic		**20.2 cents**	18.5 cents
– Diluted		**19.3 cents**	16.8 cents

Notes:

1. **Basis of preparation**

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

2. **Principal accounting policies**

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the audited financial statements of the Group for the year ended 30 June 2003, except that the Group has adopted, for the first time in the current period, SSAP No. 12 (Revised) "Income taxes" ("SSAP 12 (Revised)") issued by the HKSA.

The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. **Turnover and segment information**

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

Six months ended 31 December 2003	Sales of general systems products *HK$'000* (Unaudited)	Provision of services and software licensing *HK$'000* (Unaudited)	Leasing of systems products *HK$'000* (Unaudited)	Investments in telecommuni-cations networks and projects *HK$'000* (Unaudited)	Investments in e-commerce projects *HK$'000* (Unaudited)	Consolidated *HK$'000* (Unaudited)
TURNOVER						
External and total revenue	637,987	267,231	8,522	43,218	16,725	973,683
RESULTS						
Segment result	37,485	95,783	6,329	26,390	16,191	182,178
Interest income						6,628
Unallocated corporate expenses						(5,437)
Profit from operations						183,369
Gain on disposal of subsidiaries						50
Finance costs						(11,189)
Profit before taxation						172,230
Taxation						(468)
Profit before minority interests						171,762
Minority interests						(23,787)
Net profit for the period						147,975

Six months ended 31 December 2002	Sales of general systems products HK$'000 (Unaudited)	Provision of services and software licensing HK$'000 (Unaudited)	Leasing of systems products HK$'000 (Unaudited)	Investments in telecommunications networks and projects HK$'000 (Unaudited)	Investments in e-commerce projects HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
TURNOVER						
External and total revenue	601,447	223,323	9,321	64,005	39,134	937,230
RESULTS						
Segment result	63,197	91,145	(1,028)	26,496	(43,148)	136,662
Interest income						5,931
Unallocated corporate expenses						(6,439)
Profit from operations						136,154
Finance costs						(14,279)
Profit before taxation						121,875
Taxation						(754)
Profit before minority interests						121,121
Minority interests						(14,468)
Net profit for the period						106,653

4. Depreciation and Amortisation

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Amortisation of investments in e-commerce projects	–	82,177
Amortisation of investments in telecommunications projects	–	54,408
Amortisation of systems and networks	**100,258**	64,429
Depreciation on:		
Owned assets	**16,652**	39,577
Assets under finance leases	**298**	809
	117,208	241,400

5. Taxation

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
The charge comprises:	**(Unaudited)**	(Unaudited)
Hong Kong Profits Tax	**380**	687
Taxation in other jurisdictions	**88**	67
	468	754

Hong Kong Profits Tax is calculated at 17.5% (2002: 17.5%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax.

6. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December 2003 HK$'000 (Unaudited)	2002 HK$'000 (Unaudited)
Earnings for the purpose of calculating basic earnings per share	**147,975**	106,653
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	**330**	442
Earnings for the purpose of calculating diluted earnings per share	**148,305**	107,095

	Number of shares *(In'000)* Six months ended 31 December 2003	2002
Weighted average number of shares for the purpose of calculating basic earnings per share	**731,284**	576,853
Effect of dilutive potential ordinary shares		
Convertible bonds	**16,422**	58,809
Warrants	**19,938**	–
	36,360	58,809
Weighted average number of shares for the purpose of calculating diluted earnings per share	**767,644**	635,662
Diluted earnings per share	**19.3 cents**	16.8 cents

INTERIM DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have resolved to pay an interim dividend of HK1.6 cents per share for the six months ended 31 December 2003 (2002: HK1.6 cents per share), to be satisfied by way of allotment of new shares in the form of scrip to shareholders whose names appear on the Register of Members of the Company on 19 April 2004. Shareholders entitled to such interim dividend will have the option to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

The relevant certificates for the new shares and dividend warrants will be dispatched to those entitled on or before 16 June 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economy has generally recovered from the war in Iraq and SARS in the period under review. Amidst an improved operating environment and a more conducive investment sentiment, the Group had reported steady progress in its major business activities.

Financial Results

The Group achieved a turnover of HK$974 million for the six months ended 31 December 2003 (the "Period"), an increase of 3.9 per cent as compared with HK$937 million for the six months ended 31 December 2002 (the "Previous Period").

Profit attributable to shareholders was HK$148 million, an increase of 39 per cent as compared with HK$106.7 million for the Previous Period. Earnings before interest, tax, depreciation and amortisation ("EBITDA") was HK$301 million (2002: HK$378 million). Basic earnings per share for the Period were HK20.2 cents (2002: HK18.5 cents).

The overall improved performance during the Period reflected strong recurrent demand for the Group's products. Some customer orders which were deferred in the midst of SARS were resumed during the period. As a result of the Group's continued investment in product development, the Group has made good progress in strengthening its leadership position in providing customized communications solutions for niche markets.

The Group's net profit was helped by lower depreciation and amortisation allowances of HK$117 million (2002: HK$241 million) due to the reorganisation of some of its business activities, and positive contribution from its investments in IT projects.

The Group's finance costs were also lower at HK$11 million (2002: HK$14 million) with the help of an issue of convertible bonds in September 2003, and a private share placement completed in December 2003, proceeds of which have helped to reduce the Group's reliance on borrowing for its working capital requirements.

Review of Operations

China market remained stable, marked by continuing demand for communications equipment and integrated solutions, which was little affected by SARS in the Period. The Group also reported stable business in Europe and other markets, including the U.S.

The Group continued to focus on customized IT solutions, with new business concentrating on software enhanced wireless messaging, radio products and systems, as well as network and Internet access products and solutions for niche market segments. In terms of strategic investment, the Group announced in November 2003 an investment of 15 per cent interest in New Atlantic International Limited ("New Atlantic") for a consideration of HK$175 million which was satisfied by the Company's issue of 100 million shares. New Atlantic focuses on the development of telematics and vehicle safety electronics devices pertaining to safe driving. In the areas of Internet and e-commerce, the Group continued to build its customer base and expand its service offerings.

Kantone Holdings Limited (Kantone)

Overall performance of Kantone for the Period was satisfactory. It recorded a turnover of HK$463 million, an increase of 16 per cent over Previous Period. Net profit was HK$55.3 million, representing an improvement of 65 per cent compared with HK$33.6 million of Previous period.

Kantone continued to be the preferred supplier of mission critical communications services for the emergency and rescue service sectors. It also made steady progress in the U.S. market, driven by changes in the local radio regulations, which require both existing and new networks to operate in the new specified narrowband radio spectrum.

DIGITALHONGKONG.COM (Digital HK)

Digital HK remained profitable in the Period. As the general economic environment improves, Digital HK will continue to look for growth opportunities and strive for better performance. With a comfortable net cash position, the company intends to seek new opportunities that allow it to grow from its existing core operations of providing e-commerce enabling solutions.

PROSPECTS

With better global economic prospects and China's continued robust economy, the Directors are confident that the Group will be well-positioned to benefit from further business growth. In order for the Group to be able to seize the exciting and enormous business opportunities, in particular those in China, investment activities in technology projects will continue to be pursued, and strategic alliances and co-operation with industry leaders and international technology partners will be forged.

FINANCIAL POSITION

Liquidity and Financial Resources

The Group's financial position remains strong with a low debt leverage and a net cash position. New money totalling approximately HK$231 million was raised from a convertible bond issue and a share placement. As at 31 December 2003, the Group had HK$814 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.11 (30 June 2003: 0.17), which calculation was based on the Group's total borrowings of HK$428 million (30 June 2003: HK$556 million) and shareholders' funds of HK$3,804 million (30 June 2003: HK$3,211 million).

The reduced level of borrowing was the result of the Group's equity financing undertaken during the Period. The new funds helped the Group to reduce its reliance on borrowing to meet its working capital requirements.

Total borrowings comprise bank borrowings of HK$333 million (30 June 2003: HK$490 million); other borrowings, which represent block discounting loans, of HK$20 million (30 June 2003: HK$22 million); obligations under finance leases of HK$1 million (30 June 2003: HK$1 million); and convertible bonds of HK$74 million (30 June 2003: HK$43 million). Finance costs for the Period amounted to HK$11 million (Previous Period: HK$14 million).

As at 31 December 2003, certain land and buildings of the Group with a net book value of HK$10 million (30 June 2003: HK$10 million) were pledged to a bank as security for banking facilities granted to a subsidiary of the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

Share Capital and Shareholders' Funds

Issued share capital of the Company has increased to 966,007,634 shares as at 31 December 2003, and shareholders' funds of the Group amounting to HK$3,804 million.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 13 April 2004 to 19 April 2004, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the above interim dividend and the scrip dividend scheme, all transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 8 April 2004.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 23 March 2004

"Please also refer to the published version of this announcement in The Standard".

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

(the "Company")

ANNOUNCEMENT

The board of directors of the Company announces that Ms Jennifer Cheung Mei Ha resigned as an independent non-executive director of the Company on 23 March 2004.

By order of the Board
Paul Kan Man Lok
Chairman

Hong Kong, 23 March 2004

Interim Report

2003/04

Champion Technology

Holdings Limited

Champion Technology Holdings Limited (www.champion**technology**.com) (stock code 092) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of solutions and services. The Group's solutions include software-enhanced wireless messaging, radio products and systems, as well as networking and Internet access products for consumers, network operators, and commercial, government and industrial customers.

In recognition of the potential of the digital economy and digital convergence, the Group has in recent years been focusing on a number of fundamental Internet solutions, especially in the arena of wireless Internet, covering the aspects of speed, capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global and regional presence to promote its e-services, especially in China.

The Group has a global presence in more than 50 countries through a network of regional offices and distributors, and it includes 3 Hong Kong listed companies and a former London listed company. Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

INTERIM REPORT
For the six months ended 31 December 2003

HIGHLIGHTS

- Net profit of HK$148 million, up 39%
- Net cash position with low gearing
- Interim dividend of HK1.6 cents per share

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2003 (the "Interim Accounts") together with comparative figures for the corresponding period last year are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

		Six months ended 31 December	
	NOTES	**2003** *HK$'000* **(Unaudited)**	2002 *HK$'000* (Unaudited)
Turnover	*3*	**973,683**	937,230
Direct operating expenses		**(551,165)**	(468,909)
Gross profit		**422,518**	468,321
Other operating income		**10,616**	8,776
Distribution costs		**(50,941)**	(25,883)
General and administrative expenses		**(78,138)**	(69,156)
Depreciation and amortisation	*4*	**(117,208)**	(241,400)
Research and development		**(3,478)**	(4,504)
Profit from operations		**183,369**	136,154
Gain on disposal of subsidiaries		**50**	–
Finance costs		**(11,189)**	(14,279)
Profit before taxation		**172,230**	121,875
Taxation	*5*	**(468)**	(754)
Profit before minority interests		**171,762**	121,121
Minority interests		**(23,787)**	(14,468)
Net profit for the period		**147,975**	106,653
Dividends	*6*	**15,456**	10,089
Earnings per share	*7*		
– Basic		**20.2 cents**	18.5 cents
– Diluted		**19.3 cents**	16.8 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2003

	NOTES	**As at 31 December 2003** *HK$'000* **(Unaudited)**	As at 30 June 2003 *HK$'000* (Audited)
Non-current assets			
Property, plant and equipment	*8*	**82,681**	93,670
Systems and networks		**1,345,126**	1,262,865
Interest in e-commerce projects		**364,386**	390,499
Interest in telecommunications projects		**340,963**	360,202
Investments in securities		**569,313**	194,633
Interest in an associate		**–**	46,500
Deposits		**612,300**	396,240
		3,314,769	2,744,609
Current assets			
Inventories		**36,809**	35,214
Trade and other receivables	*9*	**676,403**	911,836
Amount due from an associate		**–**	14,200
Taxation recoverable		**744**	1,034
Deposits, bank balances and cash		**814,212**	573,142
		1,528,168	1,535,426
Current liabilities			
Trade and other payables	*10*	**138,744**	108,517
Warranty provision	*11*	**2,061**	2,058
Retirement benefits obligations		**83,546**	78,114
Customers' deposits		**61,574**	23,374
Taxation payable		**219**	46
Bank borrowings – amount due within one year		**170,441**	322,384
Other borrowings – amount due within one year		**10,867**	8,191
Obligations under finance leases – amount due within one year		**288**	519
		467,740	543,203
Net current assets		**1,060,428**	992,223
Total assets less current liabilities		**4,375,197**	3,736,832

	NOTES	As at 31 December 2003 HK$'000 (Unaudited)	As at 30 June 2003 HK$'000 (Audited)
Minority interests		**322,095**	301,144
Non-current liabilities			
Bank borrowings			
– amount due after one year		**162,606**	167,907
Other borrowings			
– amount due after one year		**9,110**	13,605
Obligations under finance leases			
– amount due after one year		**229**	334
Convertible bonds		**74,086**	42,888
Deferred taxation		**187**	190
		246,218	224,924
Net assets		**3,806,884**	3,210,764
Capital and reserves			
Share capital	*12*	**96,601**	66,430
Reserves	*13*	**3,710,283**	3,144,334
Shareholders' funds		**3,806,884**	3,210,764

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
At 1 July	**3,210,764**	2,954,358
Issue of shares upon exercise of warrants	**74,148**	7
Issue of shares upon conversion of convertible bonds	**31,197**	3,900
Issue of shares as consideration to acquire an investment in securities	**175,000**	68,400
Issue of shares under placement	**171,559**	–
Exchange difference arising on translation of operations outside Hong Kong	**(3,759)**	(1,737)
Net Profit for the period	**147,975**	106,653
At 31 December	**3,806,884**	3,131,581

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash from operating activities	**614,704**	140,009
Net cash used in investing activities	**(502,864)**	(149,134)
Net cash from financing	**164,619**	6,671
Increase (decrease) in cash and cash equivalents	**276,459**	(2,454)
Cash and cash equivalents at beginning of the period	**489,945**	490,374
Effect on foreign exchange rate changes	**575**	(3,876)
Cash and cash equivalents at end of the period	**766,979**	484,044
Analysis of the balances of cash and cash equivalents		
Deposits, bank balances and cash	**814,212**	627,885
Bank overdrafts	**(47,233)**	(143,841)
	766,979	484,044

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2003

1. BASIS OF PREPARATION

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA").

2. PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the audited financial statements of the Group for the year ended 30 June 2003, except that the Group has adopted, for the first time in the current period, SSAP No. 12 (Revised) "Income taxes" ("SSAP 12 (Revised)") issued by the HKSA.

The principal effect of the adoption of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method under which a liability was recognized in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The adoption of this standard has had no significant effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

3. TURNOVER AND SEGMENT INFORMATION

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products, and investments in telecommunications projects and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

	Sales of general systems products HK$'000	Provision of services and software licensing HK$'000	Leasing of systems products HK$'000	Investments in telecommuni-cations projects HK$'000	Investments in e-commerce projects HK$'000	Consolidated HK$'000
Six months ended 31 December 2003						
TURNOVER						
External and total revenue	637,987	267,231	8,522	43,218	16,725	973,683
RESULTS						
Segment result	37,485	95,783	6,329	26,390	16,191	182,178
Interest income						6,628
Unallocated corporate expenses						(5,437)
Profit from operations						183,369
Gain on disposal of subsidiaries						50
Finance costs						(11,189)
Profit before taxation						172,230
Taxation						(468)
Profit before minority interests						171,762
Minority interests						(23,787)
Net profit for the period						147,975

	Sales of general systems products HK$'000	Provision of services and software licensing HK$'000	Leasing of systems products HK$'000	Investments in telecommuni-cations projects HK$'000	Investments in e-commerce projects HK$'000	Consolidated HK$'000
Six months ended 31 December 2002						
TURNOVER						
External and total revenue	601,447	223,323	9,321	64,005	39,134	937,230
RESULTS						
Segment result	63,197	91,145	(1,028)	26,496	(43,148)	136,662
Interest income						5,931
Unallocated corporate expenses						(6,439)
Profit from operations						136,154
Finance costs						(14,279)
Profit before taxation						121,875
Taxation						(754)
Profit before minority interests						121,121
Minority interests						(14,468)
Net profit for the period						106,653

4. DEPRECIATION AND AMORTISATION

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
Amortisation of systems and networks	**100,258**	64,429
Amortisation of investments in e-commerce projects	**–**	82,177
Amortisation of investments in telecommunications projects	**–**	54,408
Depreciation on:		
Owned assets	**16,652**	39,577
Assets under finance leases	**298**	809
	117,208	241,400

5. TAXATION

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax	**380**	687
Taxation in other jurisdictions	**88**	67
	468	754

Hong Kong Profits Tax is calculated at 17.5% (2002: 17.5%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax.

6. DIVIDENDS

Dividend represents interim dividend of HK1.6 cents per share (2002: HK1.6 cents per share), in scrip form with a cash option.

The interim dividend is based on 966,007,634 shares in issue at 31 December 2003.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2003	2002
	HK$'000	*HK$'000*
Earnings for the purpose of calculating basic earnings per share	**147,975**	106,653
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	**330**	442
Earnings for the purpose of calculating diluted earnings per share	**148,305**	107,095

	Number of shares *(In'000)* Six months ended 31 December	
	2003	2002
Weighted average number of shares for the purpose of calculating basic earnings per share	**731,284**	576,853
Effect of dilutive potential ordinary shares		
Convertible bonds	**16,422**	58,809
Warrants	**19,938**	–
	36,360	58,809
Weighted average number of shares for the purpose of calculating diluted earnings per share	**767,644**	635,662
Diluted earnings per share	**19.3 cents**	16.8 cents

8. PROPERTY, PLANT AND EQUIPMENT

	HK$'000
Net book value at 1 July 2003	93,670
Currency realignment	2,804
Additions	3,250
Transfer to stock	(1)
Disposals	(92)
Depreciation	(16,950)
Net book value at 31 December 2003	**82,681**

At 31 December 2003, certain land and buildings of the Group with a net book value of HK$9,700,000 (30 June 2003: HK$9,524,000) were pledged to a bank as security for banking facilities granted to the Group. Gain on disposal of property, plant and equipment of the Group amounted to HK$23,000 for the period.

9. TRADE AND OTHER RECEIVABLES

At 31 December 2003, the balance of trade and other receivables included trade receivables of HK$381,253,000 (30 June 2003: HK$634,098,000). The aging analysis of trade receivables at the reporting date is as follows:

	As at 31 December 2003 *HK$'000*	As at 30 June 2003 *HK$'000*
0 – 60 days	**261,726**	278,958
61 – 90 days	**65,176**	79,454
91 – 180 days	**51,569**	246,056
> 180 days	**2,782**	29,630
	381,253	634,098

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

10. TRADE AND OTHER PAYABLES

At 31 December 2003, the balance of trade and other payables included trade payables of HK$76,047,000 (30 June 2003: HK$13,063,000). The aging analysis of trade payables at the reporting date is as follows:

	As at 31 December 2003 *HK$'000*	As at 30 June 2003 *HK$'000*
0 – 60 days	**61,690**	2,994
61 – 90 days	**8,700**	3,996
91 – 180 days	**2,820**	3,406
> 180 days	**2,837**	2,667
	76,047	13,063

11. WARRANTY PROVISION

	HK$'000
At 1 July 2003	2,058
Currency realignment	156
Additional provision	756
Utilisation of provision	(909)
At 31 December 2003	**2,061**

The warranty provision represents management's best estimate of the Group's liability under 12 month warranties granted on manufactured products, based on prior experience and industry average for defective products.

12. SHARE CAPITAL

	Number of shares	Amount *HK$'000*
Authorised share capital of HK$0.10 each:		
Balance at 1 July 2003	30,000,000,000	3,000,000
Balance at 31 December 2003	**30,000,000,000**	**3,000,000**
Issued and fully paid share capital of HK$0.10 each:		
Balance at 1 July 2003	664,300,351	66,430
Issue of shares upon exercise of warrants	63,837,527	6,384
Issue of shares upon conversion of convertible bonds	25,569,756	2,557
Issue of shares as consideration to acquire an investment in securities	100,000,000	10,000
Issue of shares under placement	112,300,000	11,230
Balance at 31 December 2003	**966,007,634**	**96,601**

During the period, the following changes in the issued and fully paid share capital of the Company took place:

(a) a total of 63,837,527 shares of HK$0.10 each of the Company were issued at HK$1.1615 per share pursuant to the exercise of subscription rights under the warrants of the Company by warrantholders.

(b) convertible bonds with the principal amount of US$4,000,000 were converted into 25,569,756 shares of HK$0.10 each of the Company at a price ranging from HK$1.1337 to HK$1.3273 per share;

(c) 100,000,000 shares of HK$0.10 each of the Company were issued at HK$1.75 per share as consideration for the acquisition of 15% interest in New Atlantic International Limited on 18-21 November 2003; and

(d) 112,300,000 shares of HK$0.1 each of the Company were issued at HK$1.61 per share under a top-up placing on 16 December 2003;

Warrants

On 23 December 2003, the Company announced a bonus issue of new warrants to its shareholders on the register of members on 30 January 2004. A total of 194,501,407 units of warrants with subscription rights to subscribe a maximum aggregate amount of HK$326,762,364 for shares were issued on 5 February 2004. Each unit of warrant entitles its holder to subscribe for shares of the Company at an initial subscription price of HK$1.68 per share of HK$0.10, subject to adjustment, from the date of issue thereof until 7 February 2005.

13. RESERVES

	Share premium HK$'000	Dividend reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Capital reserve HK$'000	Goodwill reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1 July 2003	417,170	17,272	50	1,366,003	105,495	(396,184)	8,358	(259)	1,626,429	3,144,334
Premium arising from issue of shares										
– upon exercise of warrants	67,764	–	–	–	–	–	–	–	–	67,764
– upon conversion of convertible bonds	28,640	–	–	–	–	–	–	–	–	28,640
– as consideration to acquire an investment in securities	165,000	–	–	–	–	–	–	–	–	165,000
– under placement	160,329	–	–	–	–	–	–	–	–	160,329
Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	–	–	(3,759)	–	(3,759)
Net profit for the period	–	–	–	–	–	–	–	–	147,975	147,975
Dividend for the period	–	15,456	–	–	–	–	–	–	(15,456)	–
At 31 December 2003	**838,903**	**32,728**	**50**	**1,366,003**	**105,495**	**(396,184)**	**8,358**	**(4,018)**	**1,758,948**	**3,710,283**

14. CAPITAL COMMITMENTS

	As at 31 December 2003 HK$'000	As at 30 June 2003 HK$'000
Capital expenditure in respect of property, plant and equipment and system and networks:		
Contracted for but not provided in the financial statements	**58,500**	42,900
Authorised but not contracted for	**237,301**	180,306
	295,801	223,206

15. OPERATING LEASE ARRANGEMENTS

The Group as lessee

The Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due as follows:

	As at 31 December 2003		As at 30 June 2003	
	Land and buildings HK$'000	Machinery and equipment HK$'000	Land and buildings HK$'000	Machinery and equipment HK$'000
Operating leases which expire:				
Within one year	**2,255**	**810**	2,134	2,753
In the second to fifth year inclusive	**5,013**	**4,298**	5,427	3,599
	7,268	**5,108**	7,561	6,352

Leases are negotiated for terms of one to four years and rentals are fixed for terms of one to four years.

The Group as lessor

The Group had contracted with tenants in respect of plant and machinery and telecommunications networks which fall due as follows:

	As at 31 December 2003 *HK$'000*	As at 30 June 2003 *HK$'000*
Operating leases which expire:		
Within one year	**10,031**	8,489
In the second to fifth year inclusive	**16,745**	14,825
After five years	**582**	799
	27,358	24,113

INTERIM DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have resolved to pay an interim dividend of HK1.6 cents per share for the six months ended 31 December 2003 (2002: HK1.6 cents per share), to be satisfied by way of allotment of new shares in the form of scrip to shareholders whose names appear on the Register of Members of the Company on 19 April 2004. Shareholders entitled to such interim dividend will have the option to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

The relevant certificates for the new shares and dividend warrants will be dispatched to those entitled on or before 16 June 2004.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 13 April 2004 to 19 April 2004, both days inclusive, during which period no transfer of shares of the Company will be registered. In order to qualify for the above interim dividend and the scrip dividend scheme, all transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 8 April 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economy has generally recovered from the war in Iraq and SARS in the period under review. Amidst an improved operating environment and a more conducive investment sentiment, the Group had reported steady progress in its major business activities.

Financial Results

The Group achieved a turnover of HK$974 million for the six months ended 31 December 2003 (the "Period"), an increase of 3.9 per cent as compared with HK$937 million for the six months ended 31 December 2002 (the "Previous Period").

Profit attributable to shareholders was HK$148 million, an increase of 39 per cent as compared with HK$106.7 million for the Previous Period. Earnings before interest, tax, depreciation and amortisation ("EBITDA") was HK$301 million (2002: HK$378 million). Basic earnings per share for the Period were HK20.2 cents (2002: HK18.5 cents).

The overall improved performance during the Period reflected strong recurrent demand for the Group's products. Some customer orders which were deferred in the midst of SARS were resumed during the period. As a result of the Group's continued investment in product development, the Group has made good progress in strengthening its leadership position in providing customised communications solutions for niche markets.

The Group's net profit was helped by lower depreciation and amortisation allowances of HK$117 million (2002: HK$241 million) due to the reorganisation of some of its business activities, and positive contribution from its investments in IT projects.

The Group's finance costs were also lower at HK$11 million (2002: HK$14 million) with the help of an issue of convertible bonds in September 2003, and a private share placement completed in December 2003, proceeds of which have helped to reduce the Group's reliance on borrowing for its working capital requirements.

Review of Operations

China market remained stable, marked by continuing demand for communications equipment and integrated solutions, which was little affected by SARS in the Period. China sales accounted for HK$745 million of the Group's turnover (2002: HK$744 million).

The Group also reported stable business in Europe, where some earlier installations at hospitals and fire services were due for replacement and upgrades. Turnover attributable to the operations in Europe was HK$158 million (2002: HK$137 million). Meanwhile, sales to other markets including the US and South America was in line with the Group's overall performance.

The Group continued to focus on customised IT solutions, with new business concentrating on software enhanced wireless messaging, radio products and systems, as well as network and Internet access products and solutions for niche market segments. In terms of strategic investment, the Group announced in November 2003 an investment of 15 per cent interest in New Atlantic International Limited ("New Atlantic") for a consideration of HK$175 million which was satisfied by the Company's issue of 100 million shares. New Atlantic focuses on the development of telematics and vehicle safety electronics devices pertaining to safe driving.

In the areas of Internet and e-commerce, the Group continued to build its customer base and expand its service offerings. Y28 Innovations, the Group's flagship portal and Internet data center, has added new content channels targeted at paid subscribers, and new shopping sites offering a broad range of merchandise and healthcare products have been installed.

Kantone Holdings Limited (Kantone)

Overall performance of Kantone for the Period was satisfactory. It recorded a turnover of HK$463 million, an increase of 16 per cent over Previous Period. Net profit was HK$55.3 million, representing an improvement of 65 per cent compared with HK$33.6 million of Previous Period.

Kantone continued to be the preferred supplier of mission critical communications services for the emergency and rescue service sectors, accounting for about 60 per cent of the UK healthcare market, and about 85 per cent of the UK fire services. It also made steady progress in the US market, driven by changes in the local radio regulations, which require both existing and new networks to operate in the new specified narrowband radio spectrum. Kantone's wireless messaging products are FCC (Federal Communications Commission) and NTIA (National Telecommunications and Information Administration) approved, and have great potential in both commercial and government markets, particularly in the Veterans Administration (which owns a chain of hospitals in the US dedicated to the veterans) which, by government regulations, must update or replace all its hospital communications systems with narrowband messaging in the next several years.

DIGITALHONGKONG.COM (Digital HK)

Digital HK remained profitable in the Period. As the general economic environment improves, Digital HK will continue to look for growth opportunities and strive for better performance. With a comfortable net cash position, the company intends to seek new opportunities that allow it to grow from its existing core operations of providing e-commerce enabling solutions.

PROSPECTS

With better global economic prospects and China's continued robust economy, the Directors are confident that the Group will be well-positioned to benefit from further business growth. In order for the Group to be able to seize the exciting and enormous business opportunities, in particular those in China, investment activities in technology projects will continue to be pursued, and strategic alliances and co-operation with industry leaders and international technology partners will be forged.

FINANCIAL POSITION

Liquidity and Financial Resources

The Group's financial position remains strong with a low debt leverage and a net cash position. In September 2003, the Group issued a new tranche of convertible bonds - Tranche 2 in the aggregate principal amount of US$8 million (equivalent to approximately HK$62.4 million) pursuant to the Subscription Agreement entered into by the Company and Credit Suisse First Boston (Hong Kong) Limited in May 2002 for the issue of up to US$24 million 1.5 per cent unlisted and unsecured convertible bonds due 2005. Net proceeds raised amounted to HK$60.4 million. In December, the Group completed a share placement which raised net proceeds of approximately HK$171 million. The new money totalling approximately HK$231 million was mainly used as general working capital.

As at 31 December 2003, the Group had HK$814 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.11 (30 June 2003: 0.17), which calculation was based on the Group's total borrowings of HK$428 million (30 June 2003: HK$556 million) and shareholders' funds of HK$3,807 million (30 June 2003: HK$3,211 million).

The reduced level of borrowing was the result of the Group's equity financing undertaken during the Period. The new funds helped the Group to reduce its reliance on borrowing to meet its working capital requirements.

Total borrowings comprise bank borrowings of HK$333 million (30 June 2003: HK$490 million); other borrowings, which represent block discounting loans, of HK$20 million (30 June 2003: HK$22 million); obligations under finance leases of HK$1 million (30 June 2003: HK$1 million); and convertible bonds of HK$74 million (30 June 2003: HK$43 million). Finance costs for the Period amounted to HK$11.2 million (Previous Period: HK$14.3 million).

As at 31 December 2003, certain land and buildings of the Group with a net book value of HK$9.7 million (30 June 2003: HK$9.5 million) were pledged to a bank as security for banking facilities granted to a subsidiary of the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

Post Interim Results Development

In February 2004, the Company raised a total of approximately HK$226 million through a placement of 143 million shares to independent investors at HK$1.68 per share. Such proceeds will be used as general working capital.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

At 31 December 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Name of director	Capacity/Nature of interest	Number of shares	Approximate percentage of issued share capital
Securities of the Company			
Mr. Paul Kan Man Lok	The person who sets up the discretionary trust and a discretionary object of the trust	303,202,605 *(Note 1)*	31.39%
Securities of Kantone			
Mr. Paul Kan Man Lok	The person who sets up the discretionary trust and a discretionary object of the trust	1,665,025,122 *(Note 2)*	74.97%
Securities of Digital HK			
Mr. Paul Kan Man Lok	The person who sets up the discretionary trust and a discretionary object of the trust	119,969,171 *(Note 3)*	79.98%

Notes:

1. 303,202,605 shares were held by Lawnside International Limited ("Lawnside"). Lawnside is wholly owned by Lanchester Limited which is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Mr. Paul Kan Man Lok and his family members and staff of the Company and its subsidiaries. Currently, only Mr. Paul Kan Man Lok and his family members are discretionary objects of the trust. As at 31 December 2003, Lawnside held approximately 31.39% of the entire issued share capital of the Company.

2. 1,265,940,702 shares were held by the Company and 399,084,420 shares were held by Lawnside.

3. 117,300,000 shares were held by the Company and 2,669,171 shares were held by Lawnside.

Save as disclosed above, none of the directors or chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations as defined in Part XV of the SFO as at 31 December 2003.

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Other than share option schemes, at no time during the period under review was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors, or their spouse or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

During the period under review, no option was granted, exercised, cancelled, lapsed or outstanding under the Company's share option scheme.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2003, the following persons (other than a director or chief executive of the Company disclosed under "Directors' Interests and Short Positions in Securities" section) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Long positions in shares and underlying shares:

Name	Capacity/ Nature of interest	Number of shares and underlying shares	Approximate percentage of issued share capital
Lawnside	Beneficial interest	303,202,605*	31.39%
Credit Suisse Group	Interest of controlled corporation	63,019,127#	6.52%
Aeneas Capital Management Lp	Investment manager	70,298,000	7.28%
Deutsche Bank Aktiengesellschaft	Person having a security interest in shares	64,530,000	6.68%

* *See Note 1 in the "Directors' Interests and Short Positions in Securities" section.*

\# *The figure includes 61,032,193 underlying shares that Credit Suisse Group was interested in through derivatives detailed below.*

Long positions in underlying shares (in respect of derivatives):

Name	Capacity/ Nature of interest	Nature of derivatives	Number of underlying shares
Credit Suisse Group	Interest of controlled corporation	convertible bonds and subscription rights	60,557,522
Credit Suisse Group	Interest of controlled corporation	warrants	474,671

Short positions in shares:

Name	Capacity/ Nature of interest	Number of shares	Approximate percentage of issued share capital
Credit Suisse Group	Interest of controlled corporation	1,985,804	0.21%

Saved as disclosed herein and disclosed under "Directors' Interests and Short Positions in Securities" section, the Company had not been notified of any person, other than a director or chief executive of the Company, having interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

CORPORATE GOVERNANCE

None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 31 December 2003, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 23 March 2004

冠軍科技集團有限公司
(延續於百慕達之有限公司)

中期報告
(截至二零零三年十二月三十一日止六個月)

摘要
- 純利為1億4千8百萬港元，上升39%
- 持有淨現金，保持低借貸比率
- 中期股息每股1.6港仙

集團業績概要

冠軍科技集團有限公司(「本公司」)及其附屬公司(合稱「本集團」)截至二零零三年十二月三十一日止六個月之未經審核簡明綜合中期業績(「中期賬目」)，連同去年同期之比較數字如下：

簡明綜合損益表
截至二零零三年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
營業額	3	**973,683**	937,230
直接經營成本		**(551,165)**	(468,909)
溢利總額		**422,518**	468,321
其他經營收入		**10,616**	8,776
分銷成本		**(50,941)**	(25,883)
一般及行政支出		**(78,138)**	(69,156)
折舊及攤銷	4	**(117,208)**	(241,400)
研究及開發		**(3,478)**	(4,504)
經營溢利		**183,369**	136,154
出售附屬公司之收益		**50**	—
財務成本		**(11,189)**	(14,279)
除税前溢利		**172,230**	121,875
税項	5	**(468)**	(754)
未計少數股東權益之溢利		**171,762**	121,121
少數股東權益		**(23,787)**	(14,468)
期內純利		**147,975**	106,653
股息	6	**15,456**	10,089
每股盈利	7		
一基本		**20.2港仙**	18.5港仙
一經攤薄		**19.3港仙**	16.8港仙

簡明綜合資產負債表
於二零零三年十二月三十一日

	附註	於二零零三年十二月三十一日 千港元 (未經審核)	於二零零三年六月三十日 千港元 (經審核)
非流動資產			
物業、廠房及設備	8	**82,681**	93,670
系統及網絡		**1,345,126**	1,262,865
電子商貿項目之權益		**364,386**	390,499
電訊項目之權益		**340,963**	360,202
證券投資		**569,313**	194,633
聯營公司之權益		**–**	46,500
按金		**612,300**	396,240
		3,314,769	2,744,609
流動資產			
存貨		**36,809**	35,214
應收貿易及其他賬款	9	**676,403**	911,836
應收聯營公司款項		**–**	14,200
可收回稅項		**744**	1,034
存款、銀行結存及現金		**814,212**	573,142
		1,528,168	1,535,426
流動負債			
應付貿易及其他賬款	10	**138,744**	108,517
保養撥備	11	**2,061**	2,058
退休福利承擔		**83,546**	78,114
客戶按金		**61,574**	23,374
應付稅項		**219**	46
銀行借貸			
－於一年內到期		**170,441**	322,384
其他借貸			
－於一年內到期		**10,867**	8,191
融資租賃承擔			
－於一年內到期		**288**	519
		467,740	543,203
流動資產淨值		**1,060,428**	992,223
資產總額減流動負債		**4,375,197**	3,736,832

	附註	於二零零三年十二月三十一日 千港元 （未經審核）	於二零零三年六月三十日 千港元 （經審核）
少數股東權益		**322,095**	301,144
非流動負債			
銀行借貸			
一於一年後到期		**162,606**	167,907
其他借貸			
一於一年後到期		**9,110**	13,605
融資租賃承擔			
一於一年後到期		**229**	334
可換股債券		**74,086**	42,888
遞延税項		**187**	190
		246,218	224,924
資產淨值		**3,806,884**	3,210,764
股本及儲備			
股本	*12*	**96,601**	66,430
儲備	*13*	**3,710,283**	3,144,334
股東資金		**3,806,884**	3,210,764

簡明綜合股東權益變動表
截至二零零三年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	二零零三年 千港元 （未經審核）	二零零二年 千港元 （未經審核）
於七月一日	**3,210,764**	2,954,358
因行使認股權證而發行股份	**74,148**	7
因兌換可換股債券而發行股份	**31,197**	3,900
因收購證券投資而發行股份	**175,000**	68,400
根據配售而發行股份	**171,559**	—
因海外業務之幣值換算所產生之匯兌差額	**(3,759)**	(1,737)
期內純利	**147,975**	106,653
於十二月三十一日	**3,806,884**	3,131,581

簡明綜合現金流動表
截至二零零三年十二月三十一日止六個月

	截至十二月三十一日止六個月 二零零三年 千港元 (未經審核)	二零零二年 千港元 (未經審核)
經營業務所得現金淨額	**614,704**	140,009
投資活動所耗現金淨額	**(502,864)**	(149,134)
融資所得現金淨額	**164,619**	6,671
現金及現金等額之增加(減少)	**276,459**	(2,454)
期初現金及現金等額	**489,945**	490,374
匯率變動之影響	**575**	(3,876)
期末現金及現金等額	**766,979**	484,044
現金及現金等額結餘之分析		
存款、銀行結餘及現金	**814,212**	627,885
銀行透支	**(47,233)**	(143,841)
	766,979	484,044

簡明財政報告附註
截至二零零三年十二月三十一日止六個月

1. 編製基準

未經審核簡明財務報告乃根據香港會計師公會頒佈之會計實務準則第25條「中期財務報告」編製。

2. 主要會計政策

未經審核簡明財務報告乃根據歷史成本法編製。

除了本集團於本期間首度採納由香港會計師公會頒佈之會計實務準則第12條(經修訂)「所得稅」(「會計實務準則第12條(經修訂)」)外,編製中期財務報告所採用之會計政策與編製本集團截至二零零三年六月三十日止年度之經審核財務報告所採用者一致。

採納會計實務準則第12條(經修訂)主要影響到遞延稅項。於過往年度,本集團乃以收益表負債法(即就所產生之時差確認負債,惟不包括於可見將來不會逆轉之時差)就遞延稅項作出部份撥備。會計實務準則第12條(經修訂)規定須採納資產負債表負債法,據此遞延稅項乃就資產與負債在財務報告之賬面值與計算應課稅溢利時使用之相應計稅基數之所有臨時時差確認,僅有少數者例外。採納是項準則並無對本會計期間或過往會計期間之業績構成重大影響。因此,毋須作出前期調整。

3. 營業額及分類資料

為方便管理，本集團之業務現分為五項主要項目－銷售一般系統產品、提供服務及軟件特許權、租賃系統產品及電訊項目與電子商貿項目之投資。此等業務乃本集團主要分類資料之報告基準。

	銷售一般系統產品 千港元	提供服務及軟件特許權 千港元	租賃系統產品 千港元	電訊項目之投資 千港元	電子商貿項目之投資 千港元	綜合 千港元
截至二零零三年十二月三十一日止六個月						
營業額						
對外銷售總收入	637,987	267,231	8,522	43,218	16,725	973,683
業績						
分類業績	37,485	95,783	6,329	26,390	16,191	182,178
利息收入						6,628
未分配公司開支						(5,437)
經營溢利						183,369
出售附屬公司之收益						50
財務成本						(11,189)
除税前溢利						172,230
税項						(468)
未計少數股東權益前之溢利						171,762
少數股東權益						(23,787)
期內純利						147,975

	銷售一般系統產品 千港元	提供服務及軟件特許權 千港元	租賃系統產品 千港元	電訊項目之投資 千港元	電子商貿項目之投資 千港元	綜合 千港元
截至二零零二年十二月三十一日止六個月						
營業額						
對外銷售總收入	601,447	223,323	9,321	64,005	39,134	937,230
業績						
分類業績	63,197	91,145	(1,028)	26,496	(43,148)	136,662
利息收入						5,931
未分配公司開支						(6,439)
經營溢利						136,154
財務成本						(14,279)
除税前溢利						121,875
税項						(754)
未計少數股東權益前之溢利						121,121
少數股東權益						(14,468)
期內純利						106,653

4. 折舊及攤銷

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	千港元	千港元
系統及網絡之攤銷	**100,258**	64,429
電子商貿項目投資之攤銷	**–**	82,177
電訊項目投資之攤銷	**–**	54,408
折舊：		
自置資產	**16,652**	39,577
融資租賃之資產	**298**	809
	117,208	241,400

5. 稅項

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	千港元	千港元
稅項支出包括：		
香港利得稅	**380**	687
其他司法地區稅項	**88**	67
	468	754

香港利得稅乃以源自香港之估計應課稅溢利按17.5%（二零零二年：17.5%）之稅率計算。其他司法地區稅項乃按個別司法地區各自採用之稅率計算。

實際稅率偏低之原因為本集團大部分溢利既非香港賺取，亦非源自香港，故毋須繳納香港利得稅。

6. 股息

股息指以股代息方式派付相等於每股1.6港仙（二零零二年：每股1.6港仙），可選擇現金之中期股息。

中期股息按二零零三年十二月三十一日已發行股份966,007,634股計算。

7. 每股盈利

基本及經攤薄每股盈利之計算乃以下列數據計算：

	截至十二月三十一日止六個月	
	二零零三年	二零零二年
	千港元	*千港元*
以計算基本每股盈利之盈利	**147,975**	106,653
普通股之潛在攤薄影響：		
可換股債券之利息	**330**	442
以計算經攤薄每股盈利之盈利	**148,305**	107,095

	股份數目（以千股計）	
	截至十二月三十一日止六個月	
	二零零三年	二零零二年
以計算基本每股盈利之加權平均股份數目	**731,284**	576,853
普通股之潛在攤薄影響：		
可換股債券	**16,422**	58,809
認股權證	**19,938**	–
	36,360	58,809
以計算經攤薄每股盈利之加權平均股份數目	**767,644**	635,662
經攤薄每股盈利	**19.3港仙**	16.8港仙

8. 物業、廠房及設備

	千港元
二零零三年七月一日之賬面淨值	93,670
貨幣調整	2,804
添置	3,250
轉撥至存貨	(1)
出售	(92)
折舊	(16,950)
二零零三年十二月三十一日之賬面淨值	**82,681**

於二零零三年十二月三十一日，本集團賬面淨值為9,700,000港元（二零零三年六月三十日：9,524,000港元）之若干土地及樓宇已抵押予銀行作為本集團獲授銀行信貸之抵押品。本集團於期內出售物業、廠房及設備所產生之收益為23,000港元。

9. 應收貿易及其他賬款

於二零零三年十二月三十一日，貿易及其他應收賬項結餘中包括381,253,000港元（二零零三年六月三十日：634,098,000港元）之貿易應收賬項。於報告日期，貿易應收賬項之賬齡分析如下：

	於二零零三年十二月三十一日 千港元	於二零零三年六月三十日 千港元
0-60日	**261,726**	278,958
61-90日	**65,176**	79,454
91-180日	**51,569**	246,056
>180日	**2,782**	29,630
	381,253	634,098

本集團維持明確之貿易客戶信貸政策。根據其信貸商譽、服務及貨品之性質，行內規範及市場情況而給予30至180日之信貸期。

10. 應付貿易及其他賬款

於二零零三年十二月三十一日，貿易及其他應付賬項結餘中包括76,047,000港元（二零零三年六月三十日：13,063,000港元）之貿易應付賬項。於報告日期，貿易應付賬項之賬齡分析如下：

	於二零零三年十二月三十一日 千港元	於二零零三年六月三十日 千港元
0-60日	**61,690**	2,994
61-90日	**8,700**	3,996
91-180日	**2,820**	3,406
>180日	**2,837**	2,667
	76,047	13,063

11. 保養撥備

	千港元
於二零零三年七月一日	2,058
貨幣調整	156
額外撥備	756
動用儲備	(909)
於二零零三年十二月三十一日	**2,061**

保養撥備指管理層根據本集團過往經驗及業內次貨的平均值，就本集團在製成品之12個月保養期內所承擔之責任所作之最佳估計。

12. 股本

	股份數目	款項 *千港元*
每股面值0.10港元之法定股本：		
於二零零三年七月一日之結餘	30,000,000,000	3,000,000
於二零零三年十二月三十一日之結餘	**30,000,000,000**	**3,000,000**
每股面值0.10港元之已發行及繳足股本：		
於二零零三年七月一日之結餘	664,300,351	66,430
因行使認股權證而發行股份	63,837,527	6,384
因兌換可換股債券而發行股份	25,569,756	2,557
因收購證券投資之代價而發行股份	100,000,000	10,000
根據配售發行股份	112,300,000	11,230
於二零零三年十二月三十一日之結餘	**966,007,634**	**96,601**

期內，本公司之已發行及繳足股本曾出現下列變動：

(a) 本公司因認股權證持有人按每股股份1.1615港元之價格行使本公司認股權證所附認購權而合共發行63,837,527股每股面值0.10港元之本公司股份；

(b) 本金額為4,000,000美元之可換股債券以每股介乎1.1337港元至1.3273港元之價格兌換為25,569,756股每股面值0.10港元之本公司股份；

(c) 於二零零三年十一月十八日至二十一日，本公司按每股股份1.75港元之價格發行100,000,000股每股面值0.10港元之股份，作為收購New Atlantic International Limited 15%權益之代價；及

(d) 於二零零三年十二月十六日，本公司根據補充配售事項以每股1.61港元之價格發行112,300,000股每股面值0.1港元之本公司股份。

認股權證

於二零零三年十二月二十三日，本公司宣佈向二零零四年一月三十日名列股東名冊之股東發行新紅利認股權證。本公司於二零零四年二月五日合共發行194,501,407份附有可認購總金額上限為326,762,364港元之股份之認股權證。各份認股權證賦予其持有人權利，可於發行日期起至二零零五年二月七日前按初步認購價每股1.68港元（可予調整）認購本公司每股面值0.10港元之股份。

13. 儲備

	股份溢價 千港元	股息儲備 千港元	資本贖回儲備 千港元	一般儲備 千港元	資本儲備 千港元	商譽儲備 千港元	合併儲備 千港元	換算儲備 千港元	累計溢利 千港元	總額 千港元
於二零零三年七月一日	417,170	17,272	50	1,366,003	105,495	(396,184)	8,358	(259)	1,626,429	3,144,334
因下列原因而發行股份所產生之溢價										
－行使認股權證	67,764	–	–	–	–	–	–	–	–	67,764
－可換股債券轉換	28,640	–	–	–	–	–	–	–	–	28,640
－收購證券投資代價	165,000	–	–	–	–	–	–	–	–	165,000
－配售股份	160,329	–	–	–	–	–	–	–	–	160,329
因海外業務之幣值換算所產生之匯兌差額	–	–	–	–	–	–	–	(3,759)	–	(3,759)
期內純利	–	–	–	–	–	–	–	–	147,975	147,975
期內股息	–	15,456	–	–	–	–	–	–	(15,456)	–
於二零零三年十二月三十一日	**838,903**	**32,728**	**50**	**1,366,003**	**105,495**	**(396,184)**	**8,358**	**(4,018)**	**1,758,948**	**3,710,283**

14. 資本承擔

	於二零零三年十二月三十一日 千港元	於二零零三年六月三十日 千港元
物業、廠房及設備與系統及網絡之資本開支：		
已訂合約但未在財政報告中撥備	**58,500**	42,900
已授權但未訂合約	**237,301**	180,306
	295,801	223,206

15. 經營租賃安排

本集團作為承租人

本集團多項有關租用物業與機器及設備之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

	於二零零三年十二月三十一日 土地及樓宇 千港元	於二零零三年十二月三十一日 機器及設備 千港元	於二零零三年六月三十日 土地及樓宇 千港元	於二零零三年六月三十日 機器及設備 千港元
經營租賃屆滿：				
一年內	**2,255**	**810**	2,134	2,753
兩至五年內（首尾兩年包括在內）	**5,013**	**4,298**	5,427	3,599
	7,268	**5,108**	7,561	6,352

經協商後之租賃年期由一至四年不等，而租金乃按一至四年之年期釐訂。

本集團作為出租人

本集團已就廠房、機器及電訊網絡與租戶訂立合約，其到期情況如下：

	於二零零三年十二月三十一日 千港元	於二零零三年六月三十日 千港元
經營租賃屆滿：		
一年內	**10,031**	8,489
兩至五年內（首尾兩年包括在內）	**16,745**	14,825
五年後	**582**	799
	27,358	24,113

中期股息及以股代息計劃

董事局決議向於二零零四年四月十九日名列本公司股東名冊之股東派發截至二零零三年十二月三十一日止六個月之中期股息每股1.6港仙（二零零二年：每股1.6港仙）；此等中期股息將按以股代息計劃以發行新股方式派付。合資格獲派此等中期股息之股東亦可選擇以現金方式收取全部或部分中期股息（「以股代息計劃」）。

以股代息計劃須獲香港聯合交易所有限公司上市委員會批准按該計劃而發行的股份上市並准予買賣後，方可作實。載有以股代息計劃詳情之通函，以及有關之選擇表格，將在實際可行情況下盡快寄予本公司股東。

有關之股票及股息權證預期將於二零零四年六月十六日或之前送達合資格人士。

暫停股份過戶登記

本公司將於二零零四年四月十三日至二零零四年四月十九日（包括首尾兩天）暫停辦理股東登記手續，期間將不會處理本公司股份轉讓事宜。為符合獲派發中期股息及享有「以股代息計劃」之資格，所有過戶文件連同有關股票（倘為認股權證持有人，則為所有已正式填妥之認購表格，連同有關認股權證證書及適當之認購款項）須於二零零四年四月八日下午四時前，送交本公司在香港之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

管理層討論及分析

在回顧期內，全球經濟普遍已從伊拉克戰事及「沙士」事件中恢復過來。由於經營環境改善加上投資氣氛轉好，集團之主要業務均穩步向前。

財務報告

截至二零零三年十二月三十一日止六個月（「回顧期」），集團錄得營業額9億7千4百萬港元，較截至二零零二年十二月三十一日止六個月（「去年同期」）之9億3千7百萬港元上升3.9%。

股東應佔純利為1億4千8百萬港元，較去年同期之1億零6百7拾萬港元上升39%；未計入利息、稅項、折舊及攤銷之盈利(EBITDA)為3億零1百萬港元（二零零二年：3億7千8百萬港元）；回顧期內之每股基本盈利為20.2港仙（二零零二年：18.5港仙）。

回顧期內之整體業績有所改善，反映市場對集團之產品有強大及持續需求；部分於「沙士」期間延遲之訂單在回顧期內亦已重新生效。此外，由於集團不斷投資於產品開發，因而得以進一步鞏固其在特設通信解決方案市場之領導地位。

集團之純利受惠於下列因素：集團部分業務重新分類而令折舊及攤銷支出調低至1億1千7百萬港元（二零零二年：2億4千1百萬港元）；以及集團之資信科技投資項目錄得盈利。

集團之財務成本亦下調至1千1百萬港元（二零零二年：1千4百萬港元），此乃受惠於集團於二零零三年九月發行低利率之可換股債券，以及於二零零三年十二月向機構投資者配售股份。所得資金有助減低集團對借貸作日常營運之倚賴。

業務回顧

中國業務繼續保持穩定，主要受惠於中國對通信器材及綜合解決方案之持續需求；而「沙士」事件對回顧期內業務亦只帶來輕微影響。集團於回顧期內之中國銷售額為7億4千5百萬港元（二零零二年：7億4千4百萬港元）。

集團在歐洲之業務亦保持穩定，集團於早年為醫院及消防局安裝之系統，均已到期更換或須作出提升。歐洲業務在回顧期內之銷售額為1億5千8百萬港元（二零零二年：1億3千7百萬港元）。與此同時，集團於其他市場（包括美國及南美）之銷售情況，也與集團整體表現一致。

集團之焦點繼續放在客戶特設資信科技解決方案，而新業務之焦點則放在為特有市場開發軟件強化無線電信息傳送、無線電產品及系統、以及網絡及互聯網接入產品及解決方案。就策略投資而言，集團於二零零三年十一月宣布投資於New Atlantic International Limited（「New Atlantic」），以作價1億7千5百萬港元購入該公司15%之權益，有關金額以發行1億股本公司新股支付。New Atlantic之核心業務為開發遠程信息處理業務及可提升駕駛安全之汽車安全電子儀器。

在互聯網及電子商貿方面，集團繼續建立客戶基礎以及拓闊產品及服務系列。集團之旗艦入門網站及互聯網數據中心Y28 創新科技(Y28 Innovations)，現已增設新收費頻道以及加入更多網上購物店，售賣各類商品及健康護理產品。

看通集團有限公司（「看通」）

看通集團在回顧期內之整體表現滿意，錄得營業額4億6千3百萬港元，較去年同期上升16%；純利為5千5百3拾萬港元，較去年同期之3千3百6拾萬港元上升65%。

看通繼續是緊急及救援服務界客戶之首選關鍵性通信服務供應商，佔有約六成英國醫護市場及約八成五英國消防服務市場。看通在美國市場取得穩步進展，乃受惠於美國之無線電條例改變，當地之現有及新網絡均須在新窄頻無線電頻道內經營。看通之無線電信息傳送產品已獲美國聯邦通信委員會((FCC) Federal Communications Commission)及國家電信及信息管理局((NTIA)National Telecommunications and Information Administration)批核；無論在商業或政府市場均有龐大潛力，其中尤以為退伍軍人特設之美國連鎖醫院(Veterans Administration)之應用潛力最佳，因屬下醫院必須根據政府規例在未來數年提升或更換所有醫院通信系統至窄頻信息傳送。

數碼香港

數碼香港在回顧期內保持盈利。由於經濟環境普遍改善，數碼香港將繼續尋求增長機會，爭取更佳表現。數碼香港持有淨現金，正計劃尋求新機會，從現有之電子商貿解決方案之核心，進一步拓展業務。

展望

全球經濟前景改善，加上中國之經濟持續保持動力，董事會有信心集團將處於有利位置，進一步受惠而取得業務增長。集團將繼續投資於科技項目，並會與業界領袖及國際科技夥伴建立策略聯盟及進行合作，從而令集團能夠抓緊各類可觀之業務商機，尤以中國為重心。

財務狀況

流動資金及財務資源

集團之財務狀況穩健，保持低借貸槓桿比率，並持有淨現金。於二零零三年九月，集團按照本公司與瑞士信貸第一波士頓（香港）有限公司於二零零二年五月達成之認購協議以發行最多達2千4百萬美元年息1.5厘於二零零五年到期之非上市及無抵押可換股債券，向其發行本金總額為8百萬美元（相等於約6千2百4拾萬港元）之新一批可換股債券-第二批，所籌得之資金淨額約為6千零4拾萬港元。於二零零三年十二月，集團進行股份配售，所籌得之資金淨額約為1億7千1百萬港元。上述之融資合共引入約2億3千1百萬港元新資金，主要作為日常營運資金。

於二零零三年十二月三十一日，集團之存款、銀行結餘及現金合共8億1千4百萬港元。按集團總貸款額4億2千8百萬港元（二零零三年六月三十日：5億5千6百萬港元）及股東資金38億零7百萬港元（二零零三年六月三十日：32億1千1百萬港元）計算，於回顧期末之集團貸款權益比率為0.11（二零零三年六月三十日：0.17）。

借貸減低乃由於集團於回顧期內在資本市場籌措資金，所得新資金有助集團減低對借貸作日常營運之倚賴。

集團總貸款包括銀行借貸3億3千3百萬港元（二零零三年六月三十日：4億9千萬港元）、大宗折扣貸款2千萬港元（二零零三年六月三十日：2千2百萬港元）、融資租賃承擔1百萬港元（二零零三年六月三十日：1百萬港元）、及可換股債券7千4百萬港元（二零零三年六月三十日：4千3百萬港元）。回顧期內之財務成本為1千1百2拾萬港元（去年同期：1千4百3拾萬港元）。

於二零零三年十二月三十一日，賬面淨值為9百7拾萬港元（二零零三年六月三十日：9百5拾萬港元）之若干本集團土地及樓宇已抵押予銀行，以作為本集團之一家附屬公司獲得銀行融資之擔保。

集團並無進行任何有關利率或匯率之投機買賣活動。集團之一貫政策是透過配對外幣收入及支出直接管理外匯風險；假如預計可能出現外匯風險，集團將運用合適之對沖工具。

中期業績後之新進展

於二零零四年二月，本公司透過向獨立投資者以每股1.68港元配售1億4千3百萬股股份，籌得合共約2億2千6百萬港元，有關之所得淨額將作為日常營運資金。

董事之證券權益及淡倉

於二零零三年十二月三十一日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條存置之股東名冊記錄所示，或根據《上市公司董事進行證券交易的標準守則》向本公司及香港聯合交易所有限公司（「聯交所」）另行作出之通知，本公司董事及行政總裁在本公司及其任何相關法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有之權益及淡倉如下：

董事姓名	身份／權益性質	股份數目	已發行股本之大約比率
本公司證券			
簡文樂先生	乃設立該全權信託的人士及該信託之其中一名受益人	303,202,605 *(附註1)*	31.39%
看通證券			
簡文樂先生	乃設立該全權信託的人士及該信託之其中一名受益人	1,665,025,122 *(附註2)*	74.97%
數碼香港證券			
簡文樂先生	乃設立該全權信託的人士及該信託之其中一名受益人	119,969,171 *(附註3)*	79.98%

附註：

1. 303,202,605股股份由Lawnside International Limited（「Lawnside」）持有。Lawnside由Lanchester Limited全資擁有。Lanchester Limited乃一間由一項合資格受益人包括簡文樂先生及其家族成員以及本公司及其附屬公司員工之全權信託所實益擁有之公司。目前，僅簡文樂先生及其家族成員為全權信託受益人。於二零零三年十二月三十一日，Lawnside持有本公司全部已發行股本約31.39%之權益。

2. 1,265,940,702股股份由本公司持有及399,084,420股股份由Lawnside持有。

3. 117,300,000股股份由本公司持有及2,669,171股股份由Lawnside持有。

除上文所披露者外，於二零零三年十二月三十一日，本公司各董事或行政總裁概無在本公司或其相關法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉。

購股權及董事購買股份或債券之權利

除購股權計劃外，本公司或其任何附屬公司於回顧期內任何時間概無訂立任何安排，以致本公司之董事可藉購入本公司或任何其他法人團體之股份或債券而獲益，而各董事或彼等之配偶或18歲以下之子女亦無擁有可認購本公司證券之任何權利，亦無於期內行使任何該等權利。

在回顧期內，本公司根據其購股權計劃並無授出、行使或取消任何購股權，亦並無任何購股權失效或尚未行使。

主要股東

於二零零三年十二月三十一日，根據證券及期貨條例第336條存置之股東名冊所紀錄，下列人士（於「董事之證券權益及淡倉」項下披露之本公司董事或行政總裁除外）擁有本公司股份及相關股份之權益或淡倉如下：

股份及相關股份長倉：

名稱	身份／權益性質	股份及相關股份數目	已發行股本之大約比率
Lawnside	實益權益	303,202,605*	31.39%
Credit Suisse Group	受控制公司之權益	63,019,127#	6.52%
Aeneas Capital Management Lp	投資經理	70,298,000	7.28%
Deutsche Bank Aktiengesellschaft	擁有股份證券權益之人士	64,530,000	6.68%

* *請參閱上文「董事之證券權益及淡倉」項之附註1。*

\# *此數字包括Credit Suisse Group透過下述之衍生工具而擁有權益之61,032,193股相關股份。*

相關股份（衍生工具）長倉：

名稱	身份／權益性質	衍生工具性質	相關股份數目
Credit Suisse Group	受控制公司之權益	可換股債券及認購權	60,557,522
Credit Suisse Group	受控制公司之權益	認股權證	474,671

股份淡倉：

名稱	身份／權益性質	股份數目	已發行股本之大約比率
Credit Suisse Group	受控制公司之權益	1,985,804	0.21%

除上文及於「董事之證券權益及淡倉」項下所披露者外，本公司並無獲悉有任何人士（本公司董事或行政總裁除外）擁有須列入根據證券及期貨條例第336條存置之股東名冊之本公司股份或相關股份之權益或淡倉。

購買、出售或贖回本公司之上市證券

於回顧期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

審核委員會

本公司之審核委員會已聯同管理層審閱本集團採用之會計準則及慣例，並商討有關審核、內部監控及財務申報事宜，其中包括審閱此未經審核中期報告。

企業管治

董事會並無知悉任何資料足以顯示本公司現時或截至二零零三年十二月三十一日止六個月內未有遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

承董事會命
主席
簡文樂

香港，二零零四年三月二十三日

冠軍科技集團有限公司(www.champion**technology**.com)(股票編號092)為一通信軟件集團控股公司，其通信科技成員公司早於一九三零年已經成立，專門研究無線電科技；另一資信科技公司亦於一九八七年成立，致力於軟件開發。集團運用其無線電信息技術以及資信軟件經驗，成功綜合了不同的通信科技，提供全面之無線電方案及服務。集團之解決方案包括軟件強化無線電信息傳送、無線電產品及系統、以及網絡及互聯網接入產品，客戶包括消費者、網絡營運商、商界、政府及工業界客戶。

由於數碼經濟體系的發展潛力巨大，集團近年致力開發多項與互聯網相關的技術及服務，包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球及地區性之業務，推廣電子服務，尤以中國市場為主。

集團之網絡覆蓋全球逾五十國家，成員公司包括三家香港上市公司及一家前倫敦上市公司。冠軍於香港聯合交易所有限公司擁有第一上市地位。

www.championtechnology.com

Champion Technology Holdings Limited 冠軍科技集團有限公司 2003/04 中期報告